Contact

www.linkedin.com/in/mpstern
(LinkedIn)

Top Skills

Investment Banking
Capital Markets
Financial Modeling

Michael P. Stern

CFO at EquityMultiple
New York, New York, United States

Experience

EquityMultiple

1 year 7 months

Chief Financial Officer

September 2023 - Present (5 months)
New York, New York, United States

EquityMultiple builds investor wealth through streamlined access to diversified real estate investment products. Our innovative platform enables self-directed investors to invest alongside the market's most sophisticated sponsors and lenders in high-yield commercial real estate assets.

SVP, Head of Finance and Operations

July 2022 - October 2023 (1 year 4 months)
New York, New York, United States

FIRST Delivery

SVP, Head of Finance and Corporate Development

July 2021 - July 2022 (1 year 1 month)
New York, New York, United States

FIRST Delivery (fka Habitat Logistics) offers the only all-in-one operating system for next-hour delivery for vendors and logistics services globally

Narrative Capital

Senior Vice President

November 2018 - January 2022 (3 years 3 months)
Greater New York City Area

Narrative Capital engages in financing, investment and operational activities all across the media, entertainment and information sectors. Narrative's specialty-finance platform provides cash-flow solutions across the entire life-cycle and global distribution of intellectual property within the entertainment, media, and information sectors.

- Fund production financing, marketing and distribution expenses, and working capital.
- Monetize film and TV libraries, royalties, participations, and other revenue streams.

- Partner with emerging and established companies and content creators to generate new value and growth
- Invest across a range of sizes, structures, and products, including debt securities, hybrid investments, private equity and venture capital

DWD Partners, LLC
Chief Financial Officer, Chief Operating Officer, Partner
December 2016 - September 2018 (1 year 10 months)
Greater New York City Area

DWD Partners, LLC is a discretionary global macro hedge fund headquartered in New York City.

DWD's mission is simple: Offer investors a differentiated, cross-asset global macro strategy that seeks to provide superior risk-adjusted returns, while simultaneously challenging and disrupting the traditional hedge fund model by putting investors interests first.

DWD develops investment themes based on long-term demographic trends, economic data, fiscal and monetary policy decision-making, and mispriced market risk. The strategy is opportunistic by nature and combines proprietary macroeconomic research with extensive analysis of the derivatives markets and a core focus on risk management principles. The result is a disciplined, low-volatility strategy that is uncorrelated to traditional asset classes.

Founded in 2016, DWD is a registered investment adviser with the Securities and Exchange Commission.

Start-up through mid-market companies in fintech, industrials, natural resources
Financial Consultant and Advisor
2016 - 2017 (1 year)
Greater New York City Area

Advise on corporate strategy, M&A, corporate finance, capital raising, valuation, investor relations, business development and product strategy. Advise companies at all stages, from early stage start-up through mid-market, in a variety of industries, including financial technology, industrials and manufacturing, and natural resources.

Credit Suisse
Vice President, Investment Banking
July 2010 - 2016 (6 years)

New York, NY

Global Industrials Group / Global Metals & Mining

M&A Advisory

Equity & Debt Capital Markets

Leveraged Finance

Credit Suisse

Analyst, Investment Banking

October 2005 - June 2008 (2 years 9 months)

New York, NY

Global Industrials Group / Financial Strategy Group

Education

The University of Chicago - Booth School of Business

Master of Business Administration (MBA) · (2008 - 2010)

University of Chicago

Bachelor of Arts (B.A.), Economics · (2001 - 2005)